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                                                                                                                                                                       SEC FILE NUMBER 033-22128-D
                                                                                                                                                                                                                                CUSIP NUMBER 65336B 30 1

                                                                                                         UNITED STATES
                                                                                SECURITIES AND EXCHANGE COMMISSION
                                                                                                WASHINGTON, D.C.  20549
                                                                                                            FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-C

For Period Ended: June 30, 2008

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:

            Full Name of Registrant                                  Nexia Holdings, Inc.

            Former Name if Applicable                             N/A

            Address of Principal Executive Office:            59 West 100 South, Second Floor

                                                                                Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]        (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            [  ]        (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s 2nd Quarter 10-Q has been delayed due to the Company’s dealing with the recent reductions of its retail operations and the change in the Company’s Independent Accountant and the time spent on a recent amendment to its first quarter 10-Q.  The Company and its staff are working diligently to complete the reports for the period ended June 30, 2008.  Despite these efforts the Company will not be able to complete its Form 10-Q for the second quarter of 2008 on a timely basis without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)        Name and telephone number of person to contact in regard to this notification.

                                 Richard D. Surber                      President                      (801)575-8073

                                    (Name)                                        (Title)                     (Telephone Number)

(2)        Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).                              ( X ) Yes   (   )  No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                            ( X ) Yes  (    ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nexia Holdings, Inc.

                                                                                          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2008                        By:   /s/ Richard Surber                                                      .
                                                            Name: Richard D. Surber
                                                            Title:    President

Estimated results for the second quarter of 2008 compared to the second quarter of 2007.

Revenue

Gross revenues for the three and six month periods ended June 30, 2008, was $680,439 and $1,495,787 as compared to $739,610 and $1,478,384 for the same periods in 2007. The increase in the three and six month revenues of $59,171 and $17,403, or 8% and 1%, is due to an additional salon location and a new tenant at one of the buildings.

Operating Losses

Nexia recorded operating losses of $708,910 and $1,672,450 for the three and six month periods ended June 30, 2008, compared to losses of $742,276 and $2,174,072 for the comparable periods in the year 2007. The decreases in three and six month operating losses of $33,366 and $501,577, or 4% and 23%, was the result of reducing the amount of outside services being paid for with stock, reduction in Company stock promotion, reduced payroll expenses and property rental from closing three locations of the Black Chandelier operations.

Net Loss

Nexia recorded net losses of $768,333 and $2,838,341 for the three and six month periods ended June 30, 2008, as compared to net losses of $868,384 and $2,068,832 for the comparable periods in 2007. The decrease in the three month net losses of $78,534, or 9%, compared to the same period in 2007. The reduction came from the reduced expenses in payroll and lease retails by closing three of the Black Chandelier stores and less expenses for Company stock promotion. The increase in losses for the six months ended June 30, 2008 were $769,509, or 37%, compared to the same period in 2007. This increase was created by the realized loss in marketable equity securities during the first quarter of 2008.

Nexia may not operate at a profit through fiscal 2008. Since Nexia's activities are tied to its ability to operate its retail and salon operations and real estate properties at a profit, future profitability or its revenue growth tends to follow changes in the markets for these activities. There can be no guarantee that profitability or revenue growth can be realized in the future.

Expenses

General and administrative expenses for the three and six month periods ended June 30, 2008, were $801,843 and $1,714,064 compared to $901,392 and $2,372,357 for the same periods in 2007. The decrease in three and six month expenses of $121,066 and $658,293, or 13% and 28%, was due primarily from reducing the amount of outside services being paid for with stock, reduction in Company stock promotion, reduced payroll expenses and property rental from closing three locations of the Black Chandelier operations.

Depreciation and amortization expenses for the three and six months ended June 30, 2008, were $37,616 and $88,241 compared to $53,733 and $105,635 for same periods in 2007. The decreases in the three and six month expenses of $16,117 and $17,394, or 30% and 16%, was attributable to two properties that are being held for sales and did not receive any depreciation in the first six months of 2008. There were also some write-downs of property and equipment values at March 31, 2008.

Capital Resources and Liquidity

On June 30, 2008, Nexia had current assets of $577,620 and $3,910,593 in total assets compared to current assets of $1,036,555 and total assets of $4,845,485 as of December 31, 2007. Nexia had net working capital deficit of $2,569,857 at June 30, 2008, as compared to a net working capital deficit of $1,694,448 at December 31, 2007. The increase in working capital deficit of $875,409 is due primarily from increases in accounts payable, accrued liabilities, and a reduction in prepaid expenses, inventory, and cash.

Cash used by operating activities was $119,306 for the six months ended June 30, 2008, compared to cash used by operating activities of $104,367 for the comparable six month period in 2007. The increase in cash used of $14,939 was attributable mostly to the decreases in prepaid expenses and increased net loss for June 30, 2008 compared to the same period for 2007.

Net cash used in investing activities was $34,629 for the six months ended June 30, 2008, compared to net cash used by investing activities of $60,145 for the six months ended June 30, 2007. The decrease of cash used in the sum of $25,516 was attributable primarily to the increase in sales of marketable securities and the decrease in purchases of capital assets for the first six months of 2008 compared to the same period of 2007.

Cash provided by financing activities was $81,356 for the six months ended June 30, 2008, compared to cash provided of $207,021 for the six months ended June 30, 2007. The decrease of $125,665 was due primarily to a larger receipt of stock subscriptions receivable during the first half of 2007.